February 7, 2013

Via EDGAR
Jennifer Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Rush Enterprises, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 15, 2012 File No. 000-20797

Dear Ms. Thompson:

On behalf of Rush Enterprises, Inc. (the “Company”), set forth below is the Company’s response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated February 5, 2013, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 15, 2012 (the “Form 10-K”).  For your convenience, the text of the Staff’s comments is set forth below in bold followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 29

1.
We note in your response to prior comment 1 in our letter dated December 31, 2012 that while revenue related to service sales represented less than 10% of total revenue for each of the periods reported, the service department gross profit margin represented approximately 30% of your total gross profit for each of the periods reported. Notwithstanding the close relationship between your parts and service departments, with a view towards transparent disclosure, please revise future filings to supplement your discussion of the blended gross profit margin with a discussion of the impact the service department gross profit margin has on your overall gross profit margin.

In future filings, the Company will supplement our discussion of the blended gross profit margin with a discussion of the impact the service department gross profit margin has on our overall gross profit margin.

This concludes our responses to the Staff’s comments.  The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call me at (830) 626-5200 or Steven Keller, Senior Vice President, Chief Financial Officer and Treasurer, at (830) 626-5226.

Sincerely, /s/ W.M. “Rusty” Rush W.M. “Rusty” Rush President and Chief Executive Officer